Exhibit 1

Transactions in the Shares of the Issuer During the Past 60 Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

ENGINE CAPITAL, L.P.

Purchase of Common Stock	50,000	16.9025	01/10/2025
Purchase of Common Stock	68,553	17.1268	02/25/2025
Purchase of Common Stock	21,877	17.1268	02/25/2025
Purchase of Common Stock	7,309	17.1144	02/26/2025
Purchase of Common Stock	13,726	17.1144	02/26/2025
Purchase of Common Stock	686	17.0902	02/27/2025
Purchase of Common Stock	8,047	17.0902	02/27/2025

ENGINE JET CAPITAL, L.P.

Purchase of Common Stock	1,381	17.1144	02/26/2025
Purchase of Common Stock	809	17.0902	02/27/2025

ENGINE LIFT CAPITAL, LP

Purchase of Common Stock	2,247	17.1268	02/25/2025
Purchase of Common Stock	612	17.1144	02/26/2025
Purchase of Common Stock	1,410	17.1144	02/26/2025
Purchase of Common Stock	826	17.0902	02/27/2025